UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 3, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Remedent, Inc.
File No. 001-15975 CF# 21991

   Remedent, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 8-K filed on April 15, 2008, as amended.

   Based on representations by Remedent, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.1   through April 10, 2013

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

      Christian Windsor
      Special Counsel